Exhibit 99.1

POPLAR GROVE OPERATIONS UPDATE

•	Mining productivity rates continue to improve in the mine’s first production unit, with productivity rates increasing by ~10% week on week

•	Construction of overcasts to allow split ventilation and concurrent operation of both continuous miners in the first mining unit is expected to be completed in early July

•	The raw and clean coal radial stackers were damaged in a recent storm

•	Remedial solutions were immediately put in place, including dozing the stockpiles in place of stacking, and hiring temporary coal stackers

•	Normal mine operations resumed after just one shift and full plant operations resumed within 72 hours, with minimal impact on forecast 2019 production

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) is pleased to provide an update on activities at the Poplar Grove mine in western Kentucky.

Underground mining operations

Underground mining activities undertaken by the first mining unit (“Unit 1”) continue to progress, with productivity during the week of June 17 increasing by ~10% from the prior week. Mining has completely passed through the paleochannel and underground conditions have further improved.

Construction of overcasts, which will allow split ventilation and concurrent operation of both continuous mining machines (“CMs”), in Unit 1 is underway and expected to be complete in early July. Construction of infrastructure for the commencement of the second mining unit (“Unit 2”) has also begun, and the mining unit is expected to be in production in July.

The Company remains on track to achieve steady state productivity rates of 560 ft/shift for both Unit 1 & Unit 2 operations before year end 2019, equating to the production of 1.8 Mtpa saleable product on an annualized run-rate basis.

Surface operations & coal sales

Operations at the coal handling and processing plant (“CHPP”) are ramping up well, with fully washed plant yields reaching 55% in the week of June 17.

Finished coal product from Poplar Grove is designed to include around 20% – 30% of raw material (“bypass tons”) in addition to the fully washed portion. Addition of bypass tons is required to achieve a reduced finished product energy content of around 11,200 – 11,300 Btu/lb per Paringa’s coal sales contracts. The finished product energy content currently being produced is significantly higher than 11,200 – 11,300 Btu/lb, with the Company receiving a pricing premium for the sale of these tons.

Paringa will begin to introduce bypass tons to the final product mix over the coming months as underground construction activities are completed and the amount of waste rock received by the CHPP normalizes. The addition of bypass tons will enable the CHPP to achieve designed yields of ~75%.

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Coal stacker operations

A severe storm in the proximity of the mine has caused damage to the raw and clean coal radial stackers (“stackers”). Given the immediate remedial actions put in place by the Paringa operating team, the interruption will have minimal impact on forecast 2019 production volumes.

The coal stackers are inclined mobile conveyor belts, designed to receive coal and deposit it in organized stacks or stockpiles. The raw coal stacker and clean coal stacker were damaged on the evening of June 23, where wind speeds in excess of 140 km/h forced the structures from their tracks, compromising the steel framework and rendering them unserviceable.

The Company took immediate action to mitigate the impact of the damage, operating the raw coal stockpile without a stacker, and utilizing a dozer to feed raw coal from the run of mine conveyor to the CHPP feed conveyor. This action limited the interruption of mining operations to a single shift. The Company has hired temporary stackers, with the raw coal stacker commissioned on June 25 and the clean coal stacker commissioned on June 26.

CHPP operations recommenced upon the installation of the temporary clean coal stacker on June 26. Due to the stage of mine ramp up the CHPP currently has significant spare capacity, with the temporary pause in CHPP operations to have minimal impact on forecast 2019 production volumes.

The damage to the stackers is currently being assessed by the Company’s insurers, and it is expected that repair or rebuild costs will be covered under existing insurance agreements. Engineers will also assess potential modifications to increase the stability of the stackers under future storm conditions.

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated June 13, 2019 entitled ‘Company Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.